Anitha Anne
T: +1 415 693 2250
aanne@cooley.com

April 21, 2023

U.S. Securities and Exchange Commission
Division of Corporation finance
Office of Life Sciences
100 F Street N.E.
Washington, D.C.  20549

Attention:	Jimmy McNamara Tim Buchmiler Christine Torney Lynn Dicker

Re:	Angion Biomedica Corp. Amendment No. 2 to Registration Statement on Form S-4 Filed April 13, 2023 File No. 333-269741

Ladies and Gentlemen:

We set forth below the response of Angion Biomedica Corp. (“Angion” or the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated April 20, 2023 (the “Comment Letter”) with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-4, File No. 333-269741, filed with the Commission on April 13, 2023 (the “Registration Statement”).

Angion has filed today Amendment No. 3 to the Registration Statement (“Amendment No. 3”) together with this letter via EDGAR correspondence. For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter in italicized type, and which is followed by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 3.

Capitalized terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 3.

Cooley LLP   3 Embarcadero Center   20th Floor   San Francisco, CA   94111-4004
t: +1 415 693 2000  f: +1 415 693 2222  cooley.com

U.S. Securities and Exchange Commission
April 21, 2023
Page Two

Amendment No. 2 to Registration Statement on Form S-4 Risk Factors – Angion or Elicio may waive one or more of the conditions to the Merger – page 25

1.
We note from your response to comment 1 that the Nasdaq listing is material and, if delisted, the combined company could attempt to have its securities quoted on an over- the-counter market and, if it decides that it is in the best interest to do so, may reapply at the appropriate time to have its securities listed on an exchange. Please further revise your disclosure to address these possibilities and attendant risks.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 25 and 26 of Amendment No. 3.

Exhibit 99.10, page II-6

2.
We note the undated proxy card filed as exhibit 99.10. In your next amendment please mark your form of proxy card as preliminary. In addition, please do not file the form of proxy as an exhibit to the registration statement. Refer to Note to paragraph (a)(3) of Exchange Act Rule 14a-4.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in response to the Staff’s comment, it has revised Amendment No. 3 to indicate that the proxy card is preliminary and to append it to the prospectus included in Amendment No. 3 instead of filing it as an exhibit.

Cooley LLP   3 Embarcadero Center   20th Floor   San Francisco, CA   94111-4004
t: +1 415 693 2000  f: +1 415 693 2222  cooley.com

U.S. Securities and Exchange Commission
April 21, 2023
Page Three

Please contact me at (415) 693 2250 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Anitha Anne
Anitha Anne

cc:
Jay Venkatesan, Angion Biomedica Corp.
Jennifer Rhodes, Angion Biomedica Corp.
Robert Connelly, Elicio Therapeutics,  Inc.
Kenneth Guernsey, Cooley LLP
Brett D. White, Cooley LLP
Daniel A. Bagliebter, Mintz Levin Cohn Ferris, Glovsky & Popeo, P.C.

Cooley LLP   3 Embarcadero Center   20th Floor   San Francisco, CA   94111-4004
t: +1 415 693 2000  f: +1 415 693 2222  cooley.com